Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium declares dividend

August 7, 2014 – ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that it has approved a dividend of $0.75 U.S. per common share to be paid on October 16, 2014 to shareholders of record on September 30, 2014. Registered shareholders who are residents of Canada as reflected in Agrium’s shareholders register will receive their dividend in Canadian dollars, calculated based on the Bank of Canada noon exchange rate on September 30, 2014. Registered shareholders resident outside of Canada as reflected in Agrium’s shareholders register, including the United States, will receive their dividend in U.S. dollars.

Agrium has adopted a policy whereby registered shareholders may elect to change the currency of dividend payments. Registered shareholders may do so by contacting Agrium’s registrar and transfer agent, CST Trust Company, directly (1 (800) 387-0825, or enquiries@canstockta.com). Beneficial shareholders, who hold their shares through a broker, should contact their broker to determine the necessary steps involved in this process. For further details, please visit http://www.agrium.com/investors/dividend_information.jsp.

All dividends paid by Agrium Inc. are, pursuant to subsection 89(14) of the Income Tax Act, designated as eligible dividends. An eligible dividend paid to a Canadian resident is entitled to an enhanced gross-up and dividend tax credit.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com